

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2023

David Stybr
Chief Executive Officer
Livento Group, Inc.
17 State Street
New York, NY 10004

> **Re: Livento Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 11, 2022**
> **File No. 000-56457**

Dear David Stybr:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Frank J. Hariton